UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of July 2026

Commission File Number: 001-36059

Controladora Vuela Compañía de Aviación, S.A.B. de C.V.

(Name of Registrant)

Av. Antonio Dovalí Jaime No. 70, 13 Floor, Tower B

Colonia Zedec Santa Fe

United Mexican States, Mexico City 01210

+(52) 55-5261-6400

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

EXPLANATORY NOTE

On July 22, 2026 Controladora Vuela Compañía de Aviación, S.A.B. de C.V. (“the Company” or “Volaris”) issued a press release announcing the publication of its 2025 Sustainability Report under IFRS S1 and IFRS S2, which presents the Company’s performance, progress, and key initiatives related to environmental, social, and governance matters during fiscal year ended December 31, 2025.

A copy of the press release is furnished as Exhibit 99.1 herewith. The full report is available on Volaris’s website at https://ir.volaris.com under the Financial Information section. Information contained on, or that can be accessed through, the Company’s website does not constitute a part of this Current Report on Form 6-K and is not incorporated by reference herein.

EXHIBIT INDEX

The following exhibit is furnished as part of this Report on Form 6-K:
Exhibit	Description

99.1	Press release dated July 22, 2026, titled “Volaris Announces the Release of the 2025 Sustainability Report under IFRS S1 and IFRS S2”

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Controladora Vuela Compañía de Aviación, S.A.B. de C.V.

Date: July 22, 2026	By:	/s/ Enrique J. Beltranena Mejicano
	Name:	Enrique J. Beltranena Mejicano
	Title:	Chief Executive Officer

	By:	/s/ Jaime E. Pous Fernández
	Name:	Jaime E. Pous Fernández
	Title:	Chief Financial Officer